

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

Mark D. Mumford
Chief Financial Officer
P.F. Chang's China Bistro, Inc.
7676 East Pinnacle Peak Road
Scottsdale, AZ 85255

> **Re:     P.F. Chang's China Bistro, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2010**
> **Filed February 17, 2010**
> **File No. 000-25123**

Dear Mr. Mumford:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

10-K for Fiscal Year Ended January 3, 2010

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.     We note that while you have identified several factors that have resulted in variances in your segments' costs when measured as a percentage of revenue, you oftentimes have not quantified the absolute impact of such factors.  We also note that you have not quantified the absolute impact of many of the factors that have resulted in fluctuations in certain costs that are not allocated to your segments, such as general and administrative costs and income taxes.  Please revise your MD&A disclosure accordingly.  To the extent that variances in absolute costs are attributed to components (e.g., worker's compensation expense, repair and maintenance costs, etc.) of the broader cost classifications presented on the face of your statements of operations (e.g., labor costs, operating costs, etc.), please consider whether your revised disclosure should include quantification of the actual costs recognized for those components for each of your comparable reporting

periods, in addition to the quantification of the change in the amounts recognized. In this regard, we note that quantification of the actual costs recognized may provide additional context useful in assessing the magnitude of variances identified. Furthermore, consider whether your revised disclosure should include quantification of the impact that newly opened restaurant units have had on the absolute costs recognized by each of your segments (i.e., similar to the disclosure that you have provided with regard to your segments' revenues). Please provide an example of your proposed disclosure as part of your response.

## Liquidity and Capital Resources

## Investing Activities & Future Capital Requirements, page 38

2.    From your consolidated statement of cash flows, we note the material amount of capital expenditures made in each fiscal year. However, we also note that such amount fluctuated widely in the last three fiscal years from approximately $152 million in fiscal 2007 to $50 million in fiscal 2009. As these related expenditures represent your largest ongoing component of capital-related resources, we suggest you enhance your disclosure in Liquidity and Capital Resources by also including a table that separately discloses and summarizes the amount of expenditures each year by (i) new company restaurants, (ii) the refurbishment of existing restaurants as a capital improvement, and (iii) repairs and maintenance cost incurred on company restaurants. In addition, if your international expansion of Bistro restaurants and its franchise type relationship requires capital expenditures, please include an additional caption for capital-related expenditures for these arrangements. We believe this affords an investor with an analysis of trends and comparability of information from period to period. Please advise and revise accordingly.

## Item 8.  Financial Statements and Supplementary Data

## Notes to Consolidated Financial Statements

## Note 1.  Summary of Significant Accounting Policies

## Impairment of Long-Lived Assets, page 50

3.    Based upon your disclosure, it appears that you estimate the fair value of long-lived assets that you have deemed to be impaired based upon the projected undiscounted future cash flows attributable to those assets. In this regard, your accounting policy does not appear to comply with the guidance outlined in FASB ASC 360-10-35-36 and FASB ASC 360-10-55-30 through 55-32. Please revise your policy or advise. In addition, revise your critical accounting policy regarding the "impairment of long-lived assets" (i.e., on page 25 of your Form 10-K), as appropriate.

Accrued Insurance, page 50

4.	Per your disclosure, you have paid amounts to your insurance carrier based upon claims known to date and have accrued additional liabilities based upon your estimate of the ultimate costs related to those claims.  In this regard, please tell us whether or not your reserve balance for self-insured claims and liabilities also includes an accrual for the estimated costs attributable to claims incurred, but not reported (i.e., IBNR).  Please also revise the disclosure regarding your accounting policy in Note 1 to your financial statements, as well as in MD&A (i.e., on page 26 of your Form 10-K), as appropriate.

Note 8.  Credit Facility, page 60

5.	Please expand your disclosure to describe the basis (e.g., LIBOR plus the specified margin) upon which interest is charged on borrowings against your revolving credit facility.  Refer to Rule 5-02(22) of Regulation S-X for further guidance.

Note 18.  Commitments and Contingencies

Loan Facility, page 75

6.	We note that in August of 2009, you entered into an agreement with FRC Balance LLC to provide up to a $10.0 million loan facility to develop True Food Kitchen restaurants.  We also note that, under certain conditions, this agreement allows you to convert advances under the loan facility to a majority equity position in True Food Kitchen.  Per your disclosure, it appears that you have evaluated the terms of your agreement with FRC Balance LLC and determined that you will not be required to consolidate True Food Kitchen within your financial statements.  In this regard, please provide us with a detailed explanation of the quantitative and qualitative factors that were considered in reaching your conclusion.  Your response should clearly explain how you have determined that (i) the conversion right ascribed to the loan facility will not provide your company with effective control over True Food Kitchen and (ii) you do not have the obligation to absorb True Food Kitchen's expected losses or the right to receive True Food Kitchen's expected residual returns.  In addition, please tell us and expand your disclosure to discuss (a) the circumstances under which you can exercise your conversion right and (b) your expected voting rights if advances to FRC Balance LLC are converted.

Other

7.	We note that you are actively pursuing international expansion of your Bistro restaurants and have signed some development and licensing agreements in several international markets.  It appears that these agreements represent a franchise relationship, as you receive initial territory fees and ongoing royalty revenues from these arrangements.  As these arrangements become significant, please tell us and expand the notes to your financial statements to disclose whether these franchisees are required to make contributions to an advertising fund and, if applicable, how you account for the fund's activity in your consolidated financial statements.  Also, if advertising funds are used, please tell us and disclose (i) how you account for any excess funds that are not spent on advertising during a fiscal year and (ii) where advertising costs are classified in the consolidated financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at 202-551-3302 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief